FORM 5
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            ANNUAL  STATEMENT  OF  CHANGES IN BENEFICAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue.  See Instructions
_X_ Form 3 Holdings Reported
___ Form 4 Transaction


1. Name and Address of Reporting Person:               Newman, Irwin
                                                       2018 Oak Terrace
                                                       Sarasota, FL
                                                       34231

2. Issuer Name and Tickler or Trading Symbol:          Surgical Safety Products,
                                                       Inc.         SURG

3. IRS or SSN of Reporting Person (Voluntary):

4. Statement for Month/Year                            December 1998

5. If Amendment, Date of Original:

6. Relation of Reporting Person to Issuer:             X Director
                                                       _ 10% owner
                                                       _ Officer (Title):
                                                       _ Other (Specify):

                                                       X Filed by One Reporting
                                                         Person.
                                                       _ Filed by more than One
                                                         Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY
          OWNED
1. Title of Security:             Common Stock    C.S. Warrants  C.S. Warrants

2. Amount of Securities
   Beneficially Owned:             0              63,126         315,630

3. Ownership Form;
   Direct (D) or Indirect (I):     D               D             I

4. Nature of Indirect
   Beneficial Ownership:           N/A             N/A           By Corporation


*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

FORM 5 (continued)
TABLE II - DERIVATIVE SECURITIES BENEFICIALLY
           OWNED
1. Title of Derivative Security:                       N/A

2. Date Exercisable and Expiration Date:

3. Title and Amount of Underlying Securities:

4. Conversion or Exercise Price of Derivative
   Securities:

5. Ownership of Derivative Securities;
   Direct (D) or Indirect (I):

6. Nature of Indirect Benefical Ownership:

EXPLANATION OF RESPONSES:


/s/ Irwin Newman                           Date: 2/15/99
--------------------------------
**Signature of Reporting Person
   Irwin Newman


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).